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September 12, 2016

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  Wells Fargo Utilities and High Income Fund Ð File No. 811-21507

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1)(B) of the Investment Company Act of 1940, we are filing on behalf of Wells Fargo Utilities and High Income Fund (the ÒFundÓ):  (i) a copy of the joint insured fidelity bond (including four excess bonds) to which the Fund is a named insured; (ii) a copy of the resolutions of a majority of the board of trustees who are not Òinterested personsÓ of the Fund approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the Fund; and (iii) a copy of the agreement between the Fund and the other named insureds entered into pursuant to paragraph (f) of the rule.

In addition, the Fund states that the following represents the amount of the single insured bond which it would have had to provide and maintain had it not been named as an insured under the joint insured bond:

Wells Fargo Utilities and High Income Fund - $525,000

Pursuant to the rule, the above amount is based on gross assets at the end of the most recent fiscal quarter prior to the date of determination.  The premiums for the period commencing September 1, 2016 to September 1, 2017 have been paid.

Sincerely,

/s/ Johanne Castro

Johanne Castro

Assistant Secretary

Not FDIC Insured-No Bank Guarantee-May Lost Value